

Mail Stop 3720

September 25, 2008

Mr. Con Unerko
President and
Chief Executive Officer
China Media Group Corporation
1403 Wan Chai Commercial Center
194-204 Johnston Road
Wanchai, Hong Kong

> **Re: China Media Group Corporation**
> **Form 10-KSB for the year ended December 31, 2007**
> **Filed April 14, 2008**
> **File No. 0-50431**

Dear Mr. Unerko:

   We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

   In some comments we have asked you to provide us with additional information so we may better understand your disclosure. You should comply with the remaining comments in future filings, as applicable. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

Form 10-KSB
Financial Statements
Notes to consolidated financial statements
Note 2 Summary of significant accounting policies
Principles of consolidation, page F-8

1. Refer to the fourth paragraph of page F-13, which discloses that that Messrs. Unerkov and Ho currently own half of Central High Limited. Refer to the second and third paragraphs of page 21 which in indicates that Messrs. Unerkov and Ho have been officers of the Registrant since September 2005. Refer also to pages 26 and 27 which indicate that your

director, Mr. Lam Pui Lit holds the remaining 50% interest in Central High Limited. Tell us who owned Central High Limited before the Registrant purchased all of the outstanding shares of Good World Investments Limited from Central High Limited. Indicate how and when Messrs. Unerkov and Ho acquired their 50% combined interest in Central High Limited. Tell us whether the Registrant and Central High Limited were under common control at the time of the acquisition; specifically tell us who controlled the registrant and Central High Limited immediately before the acquisition. We might have additional comments after reviewing your response.

2. We note that you are consolidating Beijing Ren Ren Health Culture Promotion Limited. We also note that the second paragraph of page F-8 indicates that the Beijing Ren Ren Health Culture Promotion Limited is incorporated in China while your subsidiary, Good World Investments Limited, holder of 50% of Beijing Ren Ren Health Culture Promotion Limited, is a British Virgin Islands corporation. Further we note that the Registrant operates in no less than two Chinese restricted industries: telecommunications and advertising, in which direct foreign ownership of a Chinese corporation is prohibited. Tell us how you achieved and maintain control over Beijing Ren Ren Health Culture Promotion Limited. Tell us about the capital structure of Beijing Ren Ren Health Culture Promotion Limited' and any contractual controls, agreements and powers of attorney with this affiliate. Explain to us your basis in US accounting literature for consolidating Beijing Ren Ren Health Culture Promotion Limited. Please refer to all pertinent authoritative accounting literature in your response. If you are consolidating Beijing Ren Ren Health Culture Promotion Limited under the guidance of FIN46R, provide us your FIN 46(R) analysis.

3. We note that your recorded goodwill comprises over 91% of you total assets at December 31, 2007.   In light of your continuing history of reported losses and minimal reported net revenues and gross margin, tell us of the consideration you gave to the impairment of your goodwill at your December 31, 2007 and June 30, 2008. Identify the reporting unit to which you assigned the goodwill from the Good World Investments acquisition and explain to us how you applied the guidance of SFAS 142.

Stock-based compensation, page F-10

4. Refer to the first paragraph of page F-10, which indicates that you account for stock based compensation using APB #25, as permitted by SFAS 123;however, your disclosure in Note 6 on page F-16 states that you adopted SFAS 123(R) on April 1, 2006. Please revise your disclosure accordingly.

Segment Disclosure

5. Refer to pages 4 and 5, which indicate that you have several operating units. In future filings, please include segment disclosure as required by SFAS 131. Otherwise, tell us why segment disclosure is not required.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely

Larry Spirgel
Assistant Director